EXHIBIT B
Transactions in Common Stock by Pebbleton Corporation N.V.
During the Past Sixty (60) Days
     Exhibit B of the Original Schedule 13D is hereby amended to add the following:
     The following sales of shares of Pioneer Drilling Company have been made by Pebbleton Corporation N.V. and were effected on the NYSE Amex since October 10, 2010:

Date	Securities Involved	Price per Share
November 5, 2010	17,388	$6.25
November 15, 2010	154,633	$7.00
November 17, 2010	8,541	$7.00
November 18, 2010	183,959	$7.03
November 19, 2010	85,900	$7.08
November 22, 2010	21,600	$7.02
November 24, 2010	100,000	$7.05
December 1, 2010	116,407	$7.01
December 2, 2010	228,608	$7.13
December 3, 2010	254,985	$7.38
December 6, 2010	200,000	$7.43
December 7, 2010	200,000	$7.56
December 8, 2010	246,797	$7.63

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